FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA CLOSES $2,080,000 PRIVATE PLACEMENT

Vancouver, Canada, December 12, 2006 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces that further to its news release dated November 9, 2006, the Company has completed its non-brokered private placement and has issued 4,000,000 units for gross proceeds of $2,080,000.  Each unit consisted of one common share in the capital of the Company at a price of $0.52 and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of twenty-four months from the date of closing at a price of $0.67 per warrant share.

In connection with this closing, the Company has paid an aggregate of $35,150 and issued 19,519 warrants as finder’s fee.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of twenty-four months from the date of closing at a price of $0.67 per warrant share.

In compliance with Canadian securities laws, all of the securities issued in connection with this private placement are subject to a hold period expiring on April 9, 2007.

About CanAlaska Uranium Ltd. - www.canalaska.com

CanAlaska Uranium  (CVV - TSX.V, CVVUF - OTCBB, DH7 - Frankfurt) is undertaking uranium exploration in eighteen 100%-owned and one optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km). In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. An aggressive $6.5 million exploration program for 2006 is continuing.

Investor Contact: Emil Fung Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.,

President & CEO

CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 12, 2006